April 28, 2009


U.S. Securities and Exchange Commission	                       BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:	Mr. Kevin Woody
		Accounting Branch Chief

Re: 	Oakridge Holdings, Inc.
	Form 10-KSB for the Fiscal Year Ended June 30, 2008
	Filed September 29, 2008
	Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed November 12, 2008
	Form 10-Q for the Quarterly Period Ended December 31, 2008 Filed February 17, 2009
	Definitive Proxy Statement
	Filed October 27, 2008
	File No. 000-01937


Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated April 16, 2009. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.



FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2008

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

1. COMMENT: We note your response to out prior comment one. To the extent the services are utilized, it appears that the non-controlling interests in the preneed trust investments are mandatorily redeemable, as death is an event certain, and should be classified as liabilities in accordance with SFAS 150. To the extent contracts can be canceled, this would accelerate the redemption of the equity interest in the preneed trust, and pursuant to footnote 5 of SFAS 150, would not effect the classification of the equity interest as mandatorily redeemable. To the extent the funds remain in the trust indefinitely due to the choice to forego the services, it would appear that you would have a liability to refund the beneficial interest in the preneed trust to the estate. Based on the foregoing, we believe that the non-controlling interests in the preneed trust investments are mandatorily redeemable and should be classified as liabilities in accordance with SFAS 150. Please revise your filing to reclassify these amounts as liabilities. As we believe that the non-controlling interests in the preneed trust investments are liabilities, please reconsider paragraph 27 of SFAS 160 for your anticipated reclassification to stockholders' equity in 2010.

RESPONSE: The Company will amend this filing to classify the non-controlling trust interests in the preneed trust investments as liabilities on the Company's balance sheet.


CONSOLIDATED STATEMENTS OF CASH FLOWS

2. COMMENT: We note your response to our prior comment two. We have the following additional comments:
- Please tell us what consideration you gave to presenting your purchases and sales of marketable securities on a gross basis. Within your response please reference paragraphs 11-13 of SFAS 95.
- It appears that your cash flows from realized gains (losses) should be an adjustment to net income pursuant to paragraph 28 of SFAS 95 as this item relates to activity of the consolidated trusts. Please provide additional information regarding your compliance with SFAS 95.
- It appears that the cash inflows from funds received from beneficiaries is an operating activity of the consolidated trusts, please provide additional information regarding your compliance with SFAS 95. Further, please tell us what consideration you gave to presenting these cash inflows gross of other cash inflows; within your response please reference paragraphs 11-13 of SFAS 95.
- Additionally, please tell us how you accounted for the cash outflows related to funds distributed to beneficiaries due to cancellation, etc. and cash outflows related to funds released from the trusts to the Company. Within your response, reference SFAS 95.

RESPONSE: The Company will amend this filing to present purchases and sales of marketable securities on a gross basis, include the trusts' cash flows (including cash inflows from funds received from beneficiaries and cash outflows related to funds distributed to beneficiaries) within cash flows from operating activities and reflect gains and losses as an adjustment to net income (loss) in the operating section of the Company's statement of cash flows.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

AVIATION GROUND SUPPORT EQUIPMENT

3. COMMENT: We note your response to our prior comment four. We have the following additional comments:
- Please tell us the nature of the drawings and engineering computations and how you determined they are not separate units of accounting under EITF 00-2l.
- Our understanding of your most recent response is that you do not have the ability to require progress payments. Please reconcile this understanding to your March 6, 2009 response letter that states you have received $514 thousand of the $1.3 million contract.
- Also, you disclose that the contract has a short duration. However, per your March 16, 2009 response letter, we note you entered into this contract in September 2005. Please tell us how you determined this contract has a short duration.
- Further, please tell us if you have the ability to make reasonably dependable estimates; within your response, please reference SOP 81-1.

RESPONSE: Based on the specifications for the product under the Company's contract with the government, the following process takes place:

1. Layout drawings and engineering computations are made to demonstrate that the product design will meet the product specifications and that electrical, mechanical, hydraulic and structural components will be properly sized.

2. Based on the drawings and computations described in (1) above, detail and assembly drawings are created. The detail drawings are made to define every part that needs to be procured or manufactured for the product. Assembly drawings are made to show how all parts and components will fit together.

3. The detail and assembly drawings are then released to manufacturing in order to fabricate and assemble the finished product.

EITF 00-21: Revenue Arrangements with Multiple Deliverables, paragraph 9, indicates that one of the required criteria for considering the delivered item a separate unit of accounting is that the delivered item has value to the customer on a standalone basis. The Company does not believe the drawings and engineering computations have value to the government on a standalone basis and could not be sold by the government. The drawings and engineering computations represent a check point for the government to ensure the finished product will meet its needs. In addition, other companies are not able to provide the deliverables as they are specific to a highly customized piece of equipment.
The Company does not produce and sell the drawings and engineering computations on a standalone basis. Because the drawings and engineering computations do not have value to the government on a standalone basis, they are not required to be considered separate units of accounting.

Although the Company has received $514,000 of the $1.3 million contract, the Company did not have the right to require progress payments. The government determined how much and when amounts were remitted.

The Company determined that the contract had a short duration at the time it entered into the contract with the government. At the time the Company entered into the contract, the Company reasonably concluded the contract would be completed in a short duration based on the production requirements. However, due to unforeseen delays necessary to satisfy requests made by the government after the date of the contract, the contract remains open.

The Company continues to believe that it cannot make reasonably dependable estimates relating to the Company's contract with the government and that, based on the first bullet of paragraph 14, the contract is not covered by SOP 81-1.

Paragraph 23 of SOP 81-1 states, "...the ability to make reasonably dependable estimates relates to estimates of the extent of progress toward completion, contract revenues, and contract costs." Paragraph 24 indicates that, "...the presumption is that they have the ability to make estimates that are sufficiently dependable..."

The Company's revenue recognition policy as stated in the most recent annual report states "Revenue is recognized when the risks and rewards of ownership transfer to the customers, which is generally at the time of shipment or upon customer inspection and approval of the equipment."

Based on its revenue recognition policy the Company does not estimate the extent of progress toward completion on its production of equipment produced in its standard manufacturing operation. In the case of the current contract, the Company has not estimated the extent complete nor does it believe that reasonable estimates could be determined based upon numerous unforeseen changes to the contract.

On several occasions, the Company believed the contract was near completion. However, due to additional government requests, significant amounts of time and costs have been incurred to satisfy the government's requirements. At this point, the Company is unsure of the extent of work necessary to satisfy all remaining requirements or whether there will be additional requirements.

Therefore, historical evidence supports the conclusion that reasonably dependable estimates could not be made with respect to this contract.



If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at
(651) 454-5112.  My fax number is (651) 454-5143.

Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer